Exhibit 99.2

REPORT UNDER NATIONAL INSTRUMENT 62-103
EARLY WARNING REPORT

The following information is filed pursuant to the provisions listed above under the applicable securities legislation:

1.                                      The name and address of the offeror.

HudBay Minerals Inc. (“Hudbay”)
25 York Street, Suite 800
Toronto, Ontario
M5J 2V5

2.                                      The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

Not applicable.

3.                                      The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release.

Hudbay owns and controls 23,058,585 common shares of Augusta Resource Corporation (“Augusta Shares”), representing approximately 16% of the issued and outstanding Augusta Shares.

4.                                      The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(i)                                    the offeror, either alone or together with any joint actors, have ownership and control.

See item 3 above.

(ii)                                the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor.

Not applicable.

(iii)                            the offeror, either alone or together with any joint actors, has exclusive or shared control but do not have ownership.

Not applicable.

5.                                      The name of the market in which the transaction or occurrence that gave rise to the news release took place.

Not applicable.

6.                                      The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.

Not applicable.

7.                                      The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

As disclosed in the press release of Hudbay dated February 9, 2014, Hudbay intends to commence an offer (the “Offer”) to acquire all of the issued and outstanding Augusta Shares not already held by Hudbay, including any Augusta Shares that may become issued and outstanding after February 11, 2014 but before the expiry of the Offer upon the exercise, exchange or conversion of any securities of Augusta exercisable or exchangeable for, convertible into or otherwise conferring a right to acquire any Augusta Shares or other securities of Augusta, including, without limitation, any option, warrant or convertible debenture, together with the associated rights issued under Augusta’s shareholder rights plan, for consideration per Augusta Share of 0.315 of a common share of Hudbay, on terms and subject to conditions set out in a take-over bid circular to be filed on SEDAR at www.sedar.com and mailed to all shareholders of Augusta in accordance with applicable law.

8.                                      The general nature and material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

Not applicable.

9.                                      The names of any joint actors in connection with the disclosure required by Appendix E to National Instrument 62-103.

Not applicable.

10.                               In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities,

including an issuance from treasury, the nature and value, in Canadian dollars of the consideration paid by the offeror.

Not applicable.

11.                               If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities.

See item 7 above.

12.                               If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting the reliance.

Not applicable.

*****

The full details of the Offer will be set out in the takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which Hudbay expects to file today with the Canadian securities regulatory authorities. Concurrently, Hudbay expects to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This report is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO.  AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER.  Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website, www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services Inc., toll-free at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by e-mail at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

This report does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Augusta. The securities registered pursuant to the Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

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DATED this February 10, 2014.

HUDBAY MINERALS INC.

Per:	/s/ Patrick Donnelly
	Name:	Patrick Donnelly
	Title:	Vice President, Legal and Corporate Secretary